Exhibit 99.3
AGREEMENT REGARDING FIDELITY BONDING
     This Agreement Regarding Fidelity Bonding is dated effective as of the 1st day of July, 2011, by and among Fidus Investment Corporation and Fidus Mezzanine Capital, L.P. (the parties are collectively referred to herein as the “Insureds”).
     WHEREAS, the Insureds are parties to that certain Financial Institution Bond No. MNN761007/01/2011, a joint insured fidelity bond issued by Axis Insurance Company in the amount of $5,000,000 (the “Bond”); and
     WHEREAS, pursuant to Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”), the Insureds desire to document their agreement regarding any future recovery due to either or both of the Insureds under the Bond;
     NOW, THEREFORE, for and in consideration of the mutual promises hereinafter set forth the Insureds hereby agree as follows:
     Each of the Insureds acknowledges and agrees that in the event recovery of any amounts is received under the Bond as a result of a loss sustained by both of the Insureds, the Insureds shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which either Insured would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the Act.
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In Witness Whereof, the Insureds have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the day and year first above written.

FIDUS INVESTMENT CORPORATION
By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Chairman, President, and Chief Executive Officer

FIDUS MEZZANINE CAPITAL, L.P.
By:	Fidus Investment GP, LLC, its general partner

By:	Fidus Investment Advisors, LLC, its manager

By:	/s/ Edward H. Ross
	Name:	Edward H. Ross
	Title:	Chief Executive Officer